United States Securities and Exchange Commission

Washington, D.C. 20549

Notice of Exempt Solicitation

Pursuant to Rule 14a-103

Name of the Registrant: Chevron Corporation

Name of persons relying on exemption: Sisters of St. Francis of Philadelphia

Address of persons relying on exemption: Investor Advocates for Social Justice (formerly the Tri-State Coalition for Responsible Investment), 40 S Fullerton Ave, Montclair, NJ 07042.

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

The proponents urge stockholders to vote FOR Proposal 9, the shareholder proposal requesting a Racial Equity Audit at Chevron Corporation’s annual shareholder meeting to be held on May 25, 2022.

Summary of the Proposal

Proponents request the Board of Directors to commission and publish the results of an independent Racial Equity Audit, analyzing if, and how, Chevron’s policies and practices discriminate against or disparately impact communities of color. The report should identify and recommend steps to eliminate business activities that further systemic racism, environmental injustice, threaten civil rights, or present barriers to diversity, equity, and inclusion (DEI).

Proponent History of Engagement

The Proponents of this proposal are faith- and values-based institutional investors committed to advancing racial equity through ministry work and investment stewardship activities, including engagement with portfolio companies to support systemic change. Proponents have engaged Chevron for decades on issues of human rights, water stewardship, community engagement, and racial equity.

Though Chevron alleges the proposal refers to “unsubstantiated and inaccurate allegations,” the Company has offered no support for this claim or examples of “inaccurate allegations and statistics”. Proponents assert that all references to legal actions and descriptions of the impacts of Chevron’s operations include credible citations to legal documents, government news releases, and reliable news sources.

Support for this proposal is warranted and in the best interest of shareholders because:

1.	Racist or discriminatory policies and practices expose Chevron to legal, financial, reputational, and human capital management risks via three main avenues:
I.	Chevron’s emissions contribute to the climate crisis, which disparately impacts people of color and furthers systemic racism;
II.	Pollutants, discharges and leaks from Chevron’s oil and gas operations disparately affect communities of color; and
III.	Chevron’s public policy advocacy appears to be misaligned with racial equity and upholding civil rights as well as Chevron’s own stated commitments.

2.	Chevron’s current DEI commitments, human rights policies, and philanthropic efforts are failing to manage material risks.

1. Chevron’s policies and practices deemed to be racist, discriminatory, or furthering inequities expose the company to legal, financial, reputational, and human capital management risks

Racial inequity and environmental racism are systemic risks that threaten society and the economy.i Disparate impacts of Chevron’s business activities on communities of color may exacerbate racial inequities in the United States, exposing the Company to material risk. Chevron’s operations contribute to these racially disparate outcomes via three main avenues:

I.	As the second largest energy company in the U.S., and one of the highest greenhouse gas emitters in the worldii, Chevron’s emissions contribute to the climate crisis, which disparately impacts people of color and furthers systemic racism. Studies have long demonstrated the deep links between the climate crisis and racial injustice.iii Not only are Black, Indigenous, and People of Color, or “BIPOC” communities exposed to higher levels of environmental pollution, but they sit at the frontlines of climate impacts such as natural disasters, extreme heat, and droughts.iv Chevron is facing multiple lawsuits from U.S. cities and states alleging damages from climate impacts that disparately affect BIPOC and marginalized communities. For example, Chevron is a defendant in a case brought by the City of Charleston, SC alleging that “the consequences of Defendants’ actions disproportionately impact people of color and those living in poverty.”[v] Chevron is a defendant of similar lawsuits brought against it by the State of Delawarevi, the City of Oakland, CAvii, the City of Hoboken, NJviii, and the District of Columbiaix.

II.	Pollutants, discharges and leaks from Chevron’s oil and gas operations disparately affect BIPOC communities. There is significant evidence to support the link between impacts from Chevron and its peers’ oil and gas operations such as air pollution to disparate negative health and economic outcomes for BIPOC communities. More than one million African Americans live near oil and gas operations, and are 75% more likely to live in “fenceline” or neighboring communities to oil and gas production, processing, or storage facilities.[x] Harmful air pollutants associated with the burning of fossil fuels have long been associated with respiratory and cardiovascular risks and premature mortality, reducing worldwide life expectancy by nearly three years.xi Black Americans face disparate exposure to these pollutants and health risks, experiencing 1.54 times the exposure to particulate matter than the overall population.xii Studies have also demonstrated that BIPOC and other marginalized communities are targeted for hazardous facilities by corporations.xiii Chevron operates heavily in BIPOC communities across the country and its facilities have a history of harmful impacts on these communities.

For example, Chevron operates 2.2 million net acres in the Permian Basinxiv, where levels of sulfur dioxide pollution far exceed federal health-based limits.xv In 2020, the NAACP and seven environmental organizations petitioned the EPA to address unhealthy levels of air pollution in this area.xvi Studies have also found that Hispanic communities in the Permian Basin are exposed to twice the amount of hazardous air pollution from nightly flaring, following a well-documented pattern of environmental injustice in the Eagle Ford shale.xvii Even if Chevron’s peers are also operating in this area, Chevron may be required to assess its cumulative impacts, or combined and compounded impacts from multiple pollution sources. There has been a strong uptick in environmental justice legislation since 2020 that requires companies to consider cumulative impacts in permitting and other regulatory processes. For example, the New Jersey Cumulative Impact Law permits the Department of Environmental Protection to deny or condition certain permits due to cumulative, disproportionate impacts of pollution in environmental justice communities, or “burdened communities” as the law characterizes them.xviii At the federal level, the Protection from Cumulative Emissions and Underenforcement of Environmental Law Act was introduced into the House in 2021, and would prioritize environmental justice communities for heightened EPA regulation.xix

The most prominent example of Chevron’s disparate impact on BIPOC communities is its refinery in Richmond, CA. 80% of residents living adjacent to this facility are people of color, and they experience higher rates of cardiovascular disease, cancer, and asthma.xx In 2019, the City of Richmond and seven other California municipalities filed a lawsuit against the Company alleging public nuisance and negligence, seeking funds for climate adaptation and resilience.xxi In February 2021, Chevron’s Richmond refinery spilled 600 gallons of oil into the San Francisco Bay, renewing calls from community groups to cut ties with the Company.xxii

III.	Chevron’s public policy advocacy, including lobbying and political spending, appears to be misaligned with racial equity and upholding civil rights. Chevron is one of the largest corporate spenders on politics and lobbying in California alone, spending more than $37 million since 2009 on candidates in CA state races, and an additional $24 million on state lobbying.xxiii Chevron has faced criticism for its outsized political presence in communities like Richmond, CA, where the Company has spent millions of dollars on local election efforts.xxiv Chevron also funds a local newspaper, the Richmond Standard, which provides positive reporting on the Company and has been criticized for omitting information on Chevron spills and discharges.xxv Chevron also finances the Richmond police,xxvi which has been linked to police brutality.xxvii Beyond Richmond, Chevron finances police groups in major U.S. cities tied to police brutality and discrimination such as New Orleansxxviii, Los Angeles,xxix and Houstonxxx, and Chevron representatives serve on the boards of Houston and Salt Lake City police foundations.xxxi. Chevron is also subject to a public campaign calling on the Company to “Stop Funding Racism,” as it reportedly gives over four times more campaign funding to U.S. politicians who fail to uphold civil rights legislation.xxxii

2. Chevron’s current DEI commitments, Human Rights Policies, and philanthropic efforts are failing to manage material risks

Chevron is not adequately managing and mitigating risks associated with its practices, policies, and operations that exacerbate racial inequities. The Company has faced over $1 trillion in penalties since 2000, the large majority of which were related to environmental violations with disparate human health impacts.xxxiii An independent 2021 report documented dozens of outstanding legal cases against Chevron for alleged environmental damage and human rights violations, noting that the company has only paid .006% of associated fines, court judgements, and settlements.xxxiv Chevron’s policies and risk management systems referenced in its opposition statement are evidently ineffective at managing risks associated with policies and practices deemed to be racist, discriminatory, or furthering inequities. For example, although the company adopted a Human Rights Policy, it scored only 13 out of 26 points on the Corporate Human Rights Benchmark, lagging behind peers such as Petrobras, Shell, BP, and Total.xxxv Chevron received a 0 score in sections looking at integrating risk assessment findings internally and taking appropriate action; monitoring and evaluating the effectiveness of actions to respond to human rights risks and impacts; and accounting for how human rights impacts are addressed.xxxvi

Though Chevron launched diversity & inclusion and philanthropic initiatives, the Company’s efforts have not adequately addressed significant civil rights impacts from its operations, products, and services. Racial Equity Audits (REAs) are being broadly called for by investors, legislators, and public policy organizations alike. Defined by the Leadership Conference on Civil and Human Rights and Ford Foundation’s report, REAs are an “independent, systematic examination of significant civil rights and racial equity issues that may exist in a company and provides a plan of action to address those issues in a thorough, deliberate, timely, and transparent manner.”xxxvii REAs should be carried out by auditors with civil rights expertise, who will assess policies, practices, products, and services that may be discriminatory or contribute to inequitable outcomes. The results of REAs are to be made public and include a blueprint for corrective action and proactive changes aimed at preventing future civil rights harms. Companies who have conducted or committed to publish REAs include Blackrockxxxviii, Citigroupxxxix, Dowxl, Tyson Foodsxli, and Verizonxlii. High votes on shareholder proposals calling for REAs at companies like Amazon (44%) and Maximus (64%) signal increasing investor expectations. An REA is a powerful tool that can help Chevron analyze the full range of adverse impacts on BIPOC stakeholders caused by its business and operations, reduce reputational risk and liabilities, and address racial inequities that are curbing economic growth and potentially depressing investors’ returns.

Conclusion

Proponents urge all Chevron shareholders to vote FOR Proposal 9 on Racial Equity Audit and encourage the Company to take action to implement the request of the proposal.

For questions regarding Chevron Proposal 9, please contact: Jillianne Lyon, Senior Program Associate at Investor Advocates for Social Justice and representative of the Sisters of St. Francis of Philadelphia, via email: jlyon@iasj.org or phone: 973-509-8800.

i https://www.spglobal.com/marketintelligence/en/news-insights/latest-news-headlines/racial-inequity-a-systemic-risk-8211-state-street-global-advisors-ceo-62047105

ii https://cdn.cdp.net/cdp-production/cms/reports/documents/000/002/327/original/Carbon-Majors-Report-2017.pdf?1501833772

iii https://www.npr.org/2022/03/18/1087581328/understanding-the-link-between-racial-justice-and-the-fight-against-climate-chan

iv https://www.forbes.com/advisor/personal-finance/communities-of-color-and-climate-change/

v http://blogs2.law.columbia.edu/climate-change-litigation/wp-content/uploads/sites/16/case-documents/2020/20200909_docket-2020CP1003975_complaint.pdf

vi http://climatecasechart.com/case/state-v-bp-america-inc/

vii http://climatecasechart.com/case/people-state-california-v-bp-plc-oakland/

viii http://climatecasechart.com/case/city-of-hoboken-v-exxon-mobil-corp/

ix http://climatecasechart.com/case/district-of-columbia-v-exxon-mobil-corp/

x https://cdn.catf.us/wp-content/uploads/2017/11/21092330/catf-rpt-naacp-4.21.pdf

xi https://www.law.nyu.edu/centers/state-impact/projects-reports/projects/climate-and-health/health-effects-of-burning-fossil-fuels

xii https://ajph.aphapublications.org/doi/pdf/10.2105/AJPH.2017.304297

xiii https://news.umich.edu/targeting-minority-low-income-neighborhoods-for-hazardous-waste-sites/

xiv https://www.chevron.com/projects/permian

xv https://environmentalintegrity.org/news/groups-petition-epa-to-reduce-air-pollution-from-oil-gas-in-west-texas/

xvi https://environmentalintegrity.org/news/groups-petition-epa-to-reduce-air-pollution-from-oil-gas-in-west-texas/

xvii https://pubs.acs.org/doi/abs/10.1021/acs.est.0c00410

xviii https://pub.njleg.gov/bills/2020/S0500/232_I1.HTM

xix https://www.congress.gov/bill/117th-congress/house-bill/2397

xx https://ej4all.org/life-at-the-fenceline ; https://oehha.ca.gov/calenviroscreen/report/calenviroscreen-30

xxi https://www.theguardian.com/environment/2019/oct/09/richmond-chevron-california-city-polluter-fossil-fuel

xxii https://www.theguardian.com/environment/2021/feb/11/richmond-california-chevron-oil-spill

xxiii https://ecology.iww.org/PDF/misc/Chevron-California-Report-FINAL.pdf

xxiv https://www.mercurynews.com/2014/11/05/big-money-politics-suffers-big-blow-in-richmond-as-chevron-spending-backfires/

xxv https://grist.org/equity/ab617-richmond-california-chevron-refinery-air-monitoring/ ; https://www.sfgate.com/bayarea/article/Richmond-Bay-Area-news-funded-Chevron-oil-spill-15945997.php

xxvi https://stopthemoneypipeline.com/wall-street-and-fossil-fuel-companies-are-funding-police-violence/

xxvii https://www.mercurynews.com/2021/02/15/richmond-pays-135k-to-settle-brutality-lawsuit-against-controversial-cop-officer-involved-is-on-admin-leave-for-an-unrelated-investigation/

xxviii https://thelensnola.org/2021/05/24/38-current-nopd-officers-are-on-the-das-list-of-cops-with-credibility-issues-but-some-misconduct-including-discrimination-and-unauthorized-use-of-force-doesnt-ap/

xxix https://www.latimes.com/projects/los-angeles-police-killings-database/

xxx https://www.houstonpublicmedia.org/articles/news/criminal-justice/2021/07/15/403241/houston-man-is-awarded-more-than-1-million-in-police-violence-case/

xxxi https://www.theguardian.com/us-news/2020/jul/27/fossil-fuels-oil-gas-industry-police-foundations

xxxii https://www.globalwitness.org/en/campaigns/oil-gas-and-mining/chevron-stop-funding-racism/

xxxiii https://violationtracker.goodjobsfirst.org/prog.php?parent=chevron&order=pen_year&sort=desc

xxxiv https://chevronsglobaldestruction.com/chevrons_global_destruction_report.pdf

xxxv https://www.worldbenchmarkingalliance.org/publication/chrb/rankings/type/ungp/

xxxvi https://assets.worldbenchmarkingalliance.org/app/uploads/2020/11/Chevron-Corporation-CHRB-scorecard-2020.pdf

xxxvii http://www.civilrightsdocs.info/pdf/reports/Civil-Rights-Audit-Report-2021.pdf

xxxviii https://fortune.com/2021/04/06/blackrock-racial-audit-corporate-diversity-inclusion-race-at-work/#:~:text=BlackRock%20is%20one%20of%20the,a%20request%20 from%20a%20shareholder.

xxxix https://blog.citigroup.com/2021/10/citi-will-conduct-a-racial-equity-audit/

xl https://corporate.dow.com/en-us/news/press-releases/dow-commissions-third-party-racial-equity-audit.html xli https://www.bloomberg.com/news/articles/2021-12-10/tyson-agrees-to-perform-racial-audit-after-outcry-over-workers xlii https://www.verizon.com/about/news/verizon-conduct-equity-audit